January 10, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  John P. Nolan

Re:          Atlantic Southern Financial Group, Inc.

For 10-Q for Fiscal Quarter Ended

September 30, 2010

File No. 0-51112

Ladies and Gentlemen:

We are responding to the comments received from your office by letter dated December 15, 2010 with respect to the above-referenced Form 10-Q.  We have responded to each of your comments below.

Form 10-Q as of September 30, 2010

Management’s Discussion and Analysis, page 22

Asset Quality, page 28

1.     We note the deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in non-performing loans over recent periods and the reduced coverage of allowance.  We note your total non-performing loans to total loans was 14.57% and 16.13% as of September 30, 2010 and December 31, 2009, respectively (and the ratios above exclude accruing troubled debt restructurings from your determination of total non-performing loans.)  We further note that you booked a $43.1 million provision during the year ending December 31, 2009 and only $5.5 million during the nine month period ending September 30, 2010 despite the fact you charged off $8.3 million in loans during the nine month period.  In light of these facts, please tell us why you believe your allowance for loan losses was appropriate as of September 30, 2010 and December 31, 2009.  In your response, please provide persuasive evidence which will support the judgments and determinations you made and how and why these were consistently applied in accordance with your allowance for loan losses methodology under GAAP for the periods noted above.  We may have additional comments upon receipt and review of your response.

Response:

Atlantic Southern Bank (the “Bank”) follows the accounting guidance set forth in GAAP and in the regulator’s Interagency Policy Statement in establishing its allowance for loan losses. Consistent with the guidance, the allowance calculation consists of two primary parts:  the FAS 5 general allowance for performing loans that is based on the Bank’s historical loss rates and current environmental and qualitative factors and the FAS 114 impairment allowance for non-performing loans which includes loans on nonaccrual status and troubled debt restructurings (“TDRs”).

For the FAS 5 allowance, the net loss factors for both the year 2009 and the first nine months of 2010, were based on the actual net loan charge-offs experienced during the four quarters of 2009, which was calculated and applied based on the following stratification of the portfolio of performing loans:

•          Land, lots, and land development

•          Non-owner occupied commercial construction

•          Owner occupied commercial construction

•          Pre-sold 1-4 family residential construction

•          Speculative 1-4 family residential construction

•          Condominium construction

•          Multi-family and condominium complete

•          Non-owner occupied commercial complete

•          Owner occupied commercial complete

•          1-4 family residential complete

•          Commercial non-real estate

•          Home Equity Lines of Credit

•          Consumer loans

The Bank’s management made a concerted effort to recognize all needed write-offs and impaired loans during 2009 and to ensure that adequate FAS 5 and FAS 114 reserves existed for all loans. As a result, the Bank’s net charge-offs during 2009 were $33.3 million or 2.99% of the average loan portfolio. As a result of this focus during 2009, loan charge-off activity has been significantly lower during the first nine months of 2010, where net loan charge-offs have been approximately $8.3 million or 1.64% of the average loan portfolio.

Bank policy outlines that any loan in which the customer is unable to make timely principal and interest payments for 90 days or more is considered to be an impaired loan and is placed on non-accrual status. Since the majority of the non-accrual loans are considered to be collateral dependent for repayment, they are evaluated for FAS 114 impairments using the fair value of the collateral based on independent appraisals.  The collateral-dependent loans are written down to the net realizable value of the collateral, which represents the fair value of the collateral less estimated disposal costs. In addition, any time a new or updated appraisal or information is obtained on impaired loans, the FAS 114 impairment calculation is updated.

For most impaired loans, a partial charge-off is performed in the current period to write the loan down to its net realizable value, rather than holding the impairment reserve in the allowance account on the balance sheet. Partial charge-offs of this nature were approximately $14.1 million and $6.4 million during 2009 and the first nine months of 2010, respectively.

Starting in mid-year 2009, management has followed a strategy of shrinking the Bank’s balance sheet, including the loan portfolio, which declined by approximately $110.6 million or 15.4% during the nine months from December 31, 2009 to September 30, 2010. The smaller loan portfolio has led to a smaller required allowance account in terms of dollars.

Because of the shrinkage in the loan portfolio, the concerted loan cleanup effort during 2009, and significantly smaller loan losses during 2010 versus 2009, the provision expense necessary to fund the allowance account to its required level has been lower during 2010. At December 31, 2009, the Bank’s allowance account was approximately $21.5 million or 2.99% of the loan portfolio. At September 30, 2010, the allowance account on the smaller loan portfolio was approximately $18.7 million or 3.07% of the loan portfolio. During this same period, the total level of non-accrual loans actually declined from 16.14% to 14.57% of the loan portfolio at December 31, 2009 and September 30, 2010, respectively. Conversely, the allowance account as a percentage of non-performing loans actually grew from 18.5% to 21.1% from December 31, 2009 to September 30, 2010.

Management believes that its allowance for loan losses methodology complies with all aspect of bank regulatory and accounting guidance at both the December 31, 2009 and September 30, 2010 reporting periods and that appropriate FAS 5 and FAS 114 allowance have been established based on the Bank’s loss experience, loan portfolio stratification, loan credit quality, industry standards, and guidance from the bank regulatory authorities in the Interagency Policy Statement on the Allowance for Loan Losses. During the first quarter of 2010, the Bank received its annual joint Georgia Department of Banking and Finance and FDIC examination indicating concurrence with the December 31, 2009 allowance totaling $21.5 million or 2.99% of the portfolio. Also, no adjustments were indicated in the brief mid-year regulatory audit during the third quarter of 2010.

2.     In your Form 10-K as of December 31, 2009, you state you have $1.3 million in troubled debt restructurings that are performing in accordance with their modified terms.  In your Form 10-Q as of September 30, 2010, you state you had $12.8 million in troubled debt restructurings as of December 31, 2009 and $1.6 million of these loans were accruing.  Please reconcile these statements and revise future filings accordingly.

Response:

We have reviewed the Form 10-K as of December 31, 2009 and the September 30, 2010 10-Q in regards to the discrepancies with our TDRs at December 31, 2009.  We have reviewed our documentation and have found that what we have reported on the September 30, 2010 10-Q is correct.  We had approximately $12.8 million in TDRs as of December 31, 2009 and $1.6 million of these loans were accruing.  However, what we reported in the nonperforming asset section of our MD&A consisted of a typo error that was not caught during review.  Since $11.2 million of our trouble debt restructurings were on non-accrual,  they were included on the table that was presented above the referenced paragraph.

The paragraph from the 10-K should have stated, “Excluded from the table above at December 31, 2009 were $1.6 million in loans that are still accruing with terms that have been modified in a trouble debt restructuring (“TDR”).  All of the excluded TDRs are performing in accordance with their modified terms and are therefore not considered to be non-performing assets.  Included with the nonaccrual loans at December 31, 2009, and reflected in the table above, are $11.2 million in trouble debt restructurings.  Management is continuously monitoring these loans in order to minimize any losses.  There were no TDRs reported for any of the prior reporting periods presented above.”

3.     We note your troubled debt restructurings of $16.0 million as of September 30, 2010. Given the significance of these restructured loans, please tell us and revising future filings to disclose the following:

•      A description of the key features of the modifications including the significant terms modified and whether the modifications are short-term or long-term;

•      Policy on how many payments the borrower needs to make before returning the non-accruing loans to accrual status; and

•      Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

Response:

It is the practice of the Bank to recognize and report troubled loans that have been restructured, for economic or legal reasons related to a borrower’s financial difficulties, by granting a concession to the customer that would not otherwise be considered.  For the most part, the concessions granted are centered around the lowering of the interest rate to a rate typically not offered to the customer base, or taking the loan off of principal amortization for a period of time. Generally, the terms of loans restructured are limited to a period of 6 to 24 months. Amortization modifications, if any, are limited to terms defined by Bank policy.

Currently, most performing loans, but not all, are priced in the 5.0 to 7.0% range, depending on risk factors and the banking relationship. Generally, borrowers facing financial difficulties who are unable to continue payments at the agreed upon interest rate and whose rates are dropped below 5% are reported as TDRs.   Loans that fall within the category of TDR are classified substandard, and may or may not be on accrual depending on the specific terms of each restructure and whether or not the loan was performing at the time the restructure occurs.

Management follows regulatory guidelines for establishing when a nonaccrual loan may be restored to an accrual status.  A loan that is a TDR and is also on non accrual cannot be placed back on accrual until the loan has performed according to agreed upon terms for a period of at least six consecutive months.  Agreed upon terms may also include resumption of principal amortization, which is also considered when determining whether or not accrual status should be changed.  Before a loan is returned to accrual status, approval must be granted by the Chief Credit Officer and Chief Financial Officer of the Bank.

4.     Please tell us and disclose in future filings the amount of modified loans by loan type that you believe do not meet the definition of a troubled debt restructuring.

Response:

It is the Bank’s policy that concessions are not granted unless the borrower is experiencing verifiable negative economic or legal difficulties.  In these instances, the loan modification would be classified and reported as a troubled debt restructuring as set forth by regulatory and accounting guidance. Therefore, there were no loans where concessions were granted to borrowers that did not meet the definition of a troubled debt restructuring at the December 31, 2009 and September 30, 2010 reporting dates.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have.

Sincerely,

/s/ Carol W. Soto

Carol W. Soto
Executive Vice President